SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. )*
Kenexa Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
488879107
(CUSIP Number)
November 27, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	488879107	Page	2	of	6

1	NAMES OF REPORTING PERSONS Grant Gund, individually and as trustee for the Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust, and the Grant Owen Gund Gift Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		407,540

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

407,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

407,540

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 25,459,220 shares outstanding as of November 5, 2007 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2007

CUSIP No.	488879107	Page	3	of	6

1	NAMES OF REPORTING PERSONS Rebecca H. Dent, as trustee for the G. Zachary Gund Descendants’ Trust, Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust, and the Grant Owen Gund Gift Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		829,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

829,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 25,459,220 shares outstanding as of November 5, 2007 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2007.

CUSIP No.	488879107	Page	4	of	6

1	NAMES OF REPORTING PERSONS G. Zachary Gund, individually and as trustee for the G. Zachary Gund Descendants’ Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		421,460

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		421,460

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	421,460

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 25,459,220 shares outstanding as of November 5, 2007 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2007.

CUSIP No.	488879107	Page	5	of	6

1	NAMES OF REPORTING PERSONS Llura L. Gund, individually and as trustee for the Dionis Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		515,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

515,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

515,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 25,459,220 shares outstanding as of November 5, 2007 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2007.

CUSIP No.	488879107	Page	6	of	6

1	NAMES OF REPORTING PERSONS Gordon Gund, individually and as trustee for the Dionis Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		515,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

515,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

515,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 25,459,220 shares outstanding as of November 5, 2007 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2007.

Item 1(a). Name of Issuer:
     Kenexa Corporation (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
650 East Swedesford Road
Wayne, PA 19087
Item 2(a). Name of Persons Filing:
     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), the following persons (the “Reporting Persons”) identified below are filing in their individual capacity and their capacity as trustees of certain trusts, as indicated:
•	Grant Gund, individually and as trustee for the Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust, and the Grant Owen Gund Gift Trust

•	Rebecca H. Dent, as trustee for the G. Zachary Gund Descendants’ Trust, Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust

•	G. Zachary Gund, individually and as trustee for the G. Zachary Gund Descendants’ Trust

•	Llura L. Gund, individually and as trustee for the Dionis Trust

•	Gordon Gund, individually and as trustee for the Dionis Trust
     The Reporting Persons, in the aggregate, beneficially own 1,344,000 shares of Common Stock or 5.3% of the outstanding Common Stock of the Issuer based on 25,459,220 shares outstanding as of November 5, 2007 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2007. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.
Item 2(b). Address of Principal Business Office or, if none, Residence:
     The principal business address for each of the Reporting Persons is 14 Nassau Street, Princeton, NJ 08542.
Item 2(c). Citizenship:
     All of the Reporting Persons are citizens of the United States of America.
Item 2(d). Title of Class of Securities:
     Common Stock, par value $0.01 per share
Item 2(e). CUSIP Number:
     488879107
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
          Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,344,000 shares of Common Stock, which represents 5.3% of the outstanding Common Stock of the Issuer.
          Grant Gund may be deemed to have shared power to vote and shared power to dispose of an aggregate of 407,540 shares of Common Stock, which constitutes 1.6% of the outstanding Common Stock of the Issuer, by virtue of his position as co-trustee for certain trusts as indicated below:
•	Kelsey Laidlaw Gund Gift Trust (Grant Gund serves as co-trustee with Rebecca H. Dent): 157,000

•	Llura Blair Gund Gift Trust (Grant Gund serves as co-trustee with Rebecca H. Dent): 125,270

•	Grant Owen Gund Gift Trust (Grant Gund serves as co-trustee with Rebecca H. Dent): 125,270
          Rebecca H. Dent may be deemed to have shared power to vote and shared power to dispose of an aggregate of 829,000 shares of Common Stock, which constitutes 3.3% of the outstanding Common Stock of the Issuer, by virtue of her position as co-trustee for certain trusts as indicated below:
•	G. Zachary Gund Descendants’ Trust (Rebecca H. Dent serves as co-trustee with G. Zachary Gund): 421,460

•	Kelsey Laidlaw Gund Gift Trust (Rebecca H. Dent serves as co-trustee with Grant Gund): 157,000

•	Llura Blair Gund Gift Trust (Rebecca H. Dent serves as co-trustee with Grant Gund): 125,270

•	Grant Owen Gund Gift Trust (Rebecca H. Dent serves as co-trustee with Grant Gund): 125,270
          G. Zachary Gund, as co-trustee with Rebecca H. Dent for the G. Zachary Gund Descendants’ Trust, may be deemed to have shared power to vote and shared power to dispose of 421,460 shares of Common Stock, which constitutes 1.7% of the outstanding Common Stock of the Issuer.
          Llura L. Gund, as co-trustee with Gordon Gund for the Dionis Trust, may be deemed to have shared power to vote and shared power to dispose of 515,000 shares of Common Stock, which constitutes 2.0% of the outstanding Common Stock of the Issuer.
          Gordon Gund, as co-trustee with Llura L. Gund for the Dionis Trust, may be deemed to have shared power to vote and shared power to dispose of 515,000 shares of Common Stock, which constitutes 2.0% of the outstanding Common Stock of the Issuer.
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     See Exhibit A.

Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 7, 2007

By:	/s/ Theodore W. Baker *

Name:	Theodore W. Baker
Attorney-in-fact for the Reporting Persons

*	The Power of Attorney authorizing Theodore W. Baker to act on behalf of the Reporting Persons is attached hereto as Exhibit B

Exhibit A
IDENTIFICATION OF MEMBERS OF THE GROUP
          Pursuant to Rule 13d-1(c) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified as follows:
•	Grant Gund, individually and as trustee for the Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust

•	Rebecca H. Dent, as trustee for the G. Zachary Gund Descendants’ Trust, Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust

•	G. Zachary Gund, individually and as trustee for the G. Zachary Gund Descendants’ Trust

•	Llura L. Gund, individually and as trustee for the Dionis Trust

•	Gordon Gund, individually and as trustee for the Dionis Trust

Exhibit B
POWER OF ATTORNEY
          KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Gordon Gund and Theodore W. Baker, and each of them as the true and lawful attorney or attorneys-in-fact, with full power of substitution and revocation, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, to execute, on behalf of the undersigned, any and all statements or reports under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the beneficial ownership of Common Stock, par value $0.01 per share, of Kenexa Corporation, a Pennsylvania corporation, including without limitation, all statements on Schedule 13G and all amendments thereto and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission (the “Commission”), to execute any and all amendments or supplements to any such statements or forms and file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting to said attorney or attorneys-in-fact full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.
          This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original with respect to the person executing it.
          Dated as of this 7th day of December 2007.

/s/ Grant Gund

Grant Gund, individually and as trustee for the Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust, and the Grant Owen Gund Gift Trust

/s/ Rebecca H. Dent

Rebecca H. Dent, as trustee for the G. Zachary Gund Descendants’ Trust, Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust, and the Grant Owen Gund Gift Trust

/s/ G. Zachary Gund

G. Zachary Gund, individually and as trustee for the G. Zachary Gund Descendants’ Trust

/s/ Llura L. Gund

Llura L. Gund, individually and as trustee for the Dionis Trust

/s/ Gordon Gund

Gordon Gund, individually and as trustee for the Dionis Trust